Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 13, 2014

FILED VIA EDGAR

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Trust for Advised Portfolios (the “Trust”) File Nos.: 333-108394 and 811-21422

Dear Ms. Lithotomas:

The Trust respectfully requests, pursuant to Rule 461 under Securities Act of 1933, that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on Tuesday May 13, 2014, on behalf of the Sound Point Floating Rate Income Fund, be accelerated to become effective on Wednesday, May 14, 2014.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 be accelerated to Wednesday, May 14, 2014.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios

Enclosures

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 13, 2014

FILED VIA EDGAR

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Trust for Advised Portfolios (the “Trust”) File Nos.: 333-108394 and 811-21422

Dear Ms. Lithotomas:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on Tuesday, May 13, 2014, on behalf of the Sound Point Floating Rate Income Fund, be accelerated to become effective on Wednesday, May 14, 2014.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/James R. Schoenike

James R. Schoenike
President